CERBERUS CYBER SENTINEL CORPORATION

6900 E. Camelback Road, Suite 240

Scottsdale, Arizona 85251

June 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	Cerberus Cyber Sentinel Corporation
Registration Statement on Form S-3 (File No. 333-265574)
Request for Acceleration

Dear Mr. Nalbantian:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cerberus Cyber Sentinel Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 10:00 a.m., Eastern time, on Monday, June 27, 2022, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CERBERUS CYBER SENTINEL CORPORATION

By:	/s/ David G. Jemmett
David G. Jemmett
Chief Executive Officer